UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39633

Abcam plc

(Translation of registrant’s name into English)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 23, 2023, Abcam plc (the “Company”) issued a press release (the “Announcement”) announcing that leading independent proxy advisor, Glass Lewis, had recommended that the Company’s shareholders vote in favor of Danaher Corporation’s proposed acquisition of the Company (the “Acquisition”) and sent soliciting materials (the “Materials”) to its shareholders relating to the Acquisition. A copy of the Announcement and the Materials are furnished herewith as Exhibits 99.1, and 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the Acquisition. The Company has mailed or otherwise provided to its shareholders the scheme circular in connection with the Acquisition (the “Scheme Circular”) containing information on the Scheme vote.

This communication is not a substitute for the Scheme Circular or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to carefully read the entire Scheme Circular (which will include an explanatory statement in respect of the Scheme in accordance with the requirements of the U.K. Companies Act 2006) and other relevant documents as and when they become available because they will contain important information. You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).

In addition, investors and shareholders will be able to obtain free copies of the Scheme Circular and other documents filed with or furnished to the SEC by the Company on its Investors website (https://corporate.abcam.com/investors/danaher-abcam) or by writing to the Company, at 152 Grove Street, Building 1100 Waltham, MA 02453, United States of America.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated October 23, 2023

99.2	Materials dated October 23, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABCAM PLC

Date: October 23, 2023	By:	/s/ Alan Hirzel
		Name:	Alan Hirzel
		Title:	Chief Executive Officer